9 February 2006

Joyce Sweeney
Accounting Branch Chief
United States Securities And Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	Meta Financial Group, Inc. Form 10-K for the period ended September 30, 2005 File No. 000-22140

Dear Ms. Sweeney:

In response to your letter of January 31, 2006 requesting further information regarding several items in the above referenced filing, Meta Financial Group, Inc. (the “Company”) provides the following responses:

Form 10-K for the Fiscal Year Ended September 30, 2005

Exhibit 13 - 2005 Annual Report

Consolidated Financial Statements

Note 4 - Securities, page 21

SEC Comment:

1.
Please provide us with your comprehensive analysis describing how you determined that your trust preferred and mortgage-backed securities with unrealized losses for 12 months or longer were not other than temporarily impaired as of September 30, 2005. Refer to SAB 59 and include the following in your analysis:

•     the nature and terms of each significant investment;
•     the duration and the extent to which the market value has been less than cost; and
•     the time period you estimate until the forecasted recovery of fair value up to the cost of the investment and your basis for that estimate.

Company Response:

The determination that the Company’s securities with unrealized losses for 12 months or longer were not other-than-temporarily impaired as of September 30, 2005 was made based on an analysis of the individual securities in the portfolio giving consideration to the nature and terms of the investment, the length of time and extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment for a period of time sufficient to allow for recovery in market value.

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At September 30, 2005, the company held 33 securities which had been in a continuous loss position for approximately three years. The aggregate market value of these securities was $181.9 million, and the aggregate unrealized losses on these securities represented 2.6% of the Company’s amortized cost basis. The portfolio carried an expected weighted average life of less than three years.

28 of these securities, representing an aggregate market value of $157.8 million, are obligations of U.S. Government Sponsored Entities (GSEs), principally Fannie Mae and Freddie Mac. These securities have unrealized losses of $4.1 million as of September 30, 2005, representing 2.5% of the Company’s amortized cost basis. The contractual cash flows of these securities are guaranteed by the GSEs. It is expected that the securities would not be settled at a price less than the amortized cost of the investment. The Company has not estimated a time to recovery of fair value to its cost basis in these investments, as this time frame will depend upon the future path of interest rates, which is not estimable. Because the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

Five of the Company’s securities, representing an aggregate market value of $24.1 million, are corporate debt securities comprised of variable rate trust preferred bonds issued by bank holding companies that mature in 2027 and 2028. The securities had been in a continuous loss position for approximately six years. The aggregate unrealized losses on these securities represent 3.0% of the Company’s amortized cost basis. Each of the securities has carried an investment grade credit rating since their purchase. The Company expects that the securities would not be settled at a price less than the amortized cost of the investment. The Company has not estimated a time to recovery of fair value to its cost basis in these investments, as this time frame will depend upon the future path of interest rates, which is not estimable. The Company has the ability and intent to hold these investments until a market price recovery or maturity, and therefore does not consider these investments to be other-than-temporarily impaired.

SAB 59 states that “Unless evidence exists to support a realizable value equal to or greater than the carrying value of the investment, a write-down accounted for as a realized loss should be recorded.” Since no principal is at significant risk in these portfolios, the Company believes there is evidence to support a realizable value greater than its current carrying value. Consequently the Company has not recorded any other-than-temporary impairment on these securities.

Note 15 - Commitments and Contingencies, page 27

SEC Comment:

2.	We note your disclosure on page 49 of your Form 10-K regarding the suit filed by the Sioux Falls School District. Please refer to paragraphs 8 - 10 of SFAS 5 and tell us the following:
•     the amount of the accrual related to this contingency as of September 30, 2004 and 2005;
•     the nature and extent of the potential insurance coverage; and
•     your estimate of the possible range of loss at September 30, 2005.

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Company Response:

The Company has not accrued any loss contingency related to this transaction. The Company’s insurance coverage on this transaction carries a $25,000 deductible, which covers both potential losses from the transaction itself as well as costs related to the Company’s legal defense in this matter. As of September 30, 2005, the company had already incurred in the form of attorney’s fees related to this transaction an amount substantially equal to the $25,000 deductible. The company believes its insurance policy will cover any additional liability beyond the deductible, and the insurance provider has not informed the Company of any plans to deny the claim. Furthermore, it is the Company’s understanding that the insurance provider has established a reserve for this claim. The claim itself is for slightly more than $600,000. The Company believes its exposure to be limited to the $25,000 deductible under its policy.

Paragraph 8 of SFAS 5 states that in order for a loss contingency to be accrued, “it must be probable that one or more future events will occur confirming the fact of the loss.” Since the Company does not believe such events are probable, no loss contingency has been recorded.

Paragraph 10 of SFAS 5 states the “disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred.” The company disclosed this legal proceeding, and the relevant amounts involved, in its Form 10-Q filing for the period ended June 30, 2005, and in subsequent filings.

SEC Comment:

3.
We note your disclosure on page 49 of your Form 10-K that you allocated to some participants an ownership in the outstanding loan balance in excess of the percentage specified in the participation agreement. Please tell us the following:

•     whether you have adjusted the percentage for any of the participants subsequent to September 30, 2005;
•     the gross amount of participations allocated in excess of the percentage specified in the participation agreement; and
•     how you determined the $1,676,000 cost to adjust these participations.

Company Response:

The Company has not adjusted any of the participant’s percentage ownership since September 30, 2005. The gross amount of participations allocated in excess of the percentage specified in the participation agreements equals approximately $2,080,000. If the Company were required to reallocate ownership percentages, the Company believes its loss would be limited to $1,676,000, which reflects the aforementioned gross amount of participations less the estimated recovery from sale of collateral related to these credits.

SEC Comment:

4.
We note your disclosure on page 3 of your annual report that you were the lead lender and servicer of approximately $32 million in loans to three affiliated companies and their owners. Please tell us the following:

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•     the nature of your relationship with these three affiliated companies;
•     whether you consider these affiliates to be related parties as defined in SFAS 57 or Item 4-08(k) of Regulations S-X;
•     when and how you first disclosed the loans to these affiliates;
•     when you originated the loans and sold the participations to other lenders; and
•     when and how you first became aware that there may be collectibility problems with the loans.

Company Response:

As was discussed with the Staff, the Company’s disclosure of loans to “affiliated companies” refers to the fact that the three companies are affiliated with each other, not the Company. The Company’s relationship with the three entities in question is that of creditor. Pursuant to the discussion with the Staff, responses are provided to the remaining comments surrounding the loans in question.

The loans to these borrowers were first disclosed in an 8-K, filed on June 24, 2005, four days after two of the borrowing entities filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

The lending relationship with the entities began in approximately May 1997. Participations were sold to participant banks beginning at that time and at other various times since 1997.

The Company first became aware of possible collectibility problems with the loans near the end of May 2005. At this time the Company received financial statements from the borrowers which showed a loss for the month of April. As a result, the Company changed its classification of this credit to substandard. Since the credits were believed to be sufficiently collateralized at that time, no asset impairment was recorded. On June 20, 2005 two of the borrowing entities filed for bankruptcy protection, prompting the Company’s 8-K filing of June 24, 2005. At this time, the Company still was not aware of significant fraud by the principal owner of the entities, and was unable to estimate the amount of any impairment charge. The Company’s assessment of its range of potential loss from this transaction was completed and disclosed in an 8-K filing on August 15, 2005.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filing, and that staff comments or changes to disclosures do not foreclose the Commission from taking any action with respect to the filing. The Company also realizes it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is happy to provide any additional information which the Commission may deem necessary to complete its review of the Company’s filing.

Sincerely,

/s/ J. Tyler Haahr

J. Tyler Haahr
President and Chief Executive Officer